UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALTRA INDUSTRIAL MOTION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-33209	61-1478870
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Granite Street, Suite 201 Braintree, Massachusetts	02184
(Address of Principal Executive Offices)	(Zip Code)

Glenn Deegan (781) 917-5517

(Name and telephone number, including area code, of the

person to contact in connection with this report).

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure.

Item 1.01. Conflict Minerals Disclosure and Report.

Overview

References in this report to “Altra,” “we,” “our,” or “us” mean Altra Industrial Motion Corp., together with its subsidiaries, except where the context otherwise requires.

Our Conflict Minerals Policy

Altra is committed to (i) conducting its business in full compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), (ii) responsible sourcing of Conflict Minerals (as defined below), (iii) identifying the potential Conflict Minerals which are necessary to the functionality or production of a product manufactured by Altra or for Altra by a contract manufacturer, and (iv) determining the country of origin of any such Conflict Mineral.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a Policy Statement on Conflict Minerals (the “Conflict Minerals Policy”). As used herein and in the Conflict Minerals Policy, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Our Conflict Minerals Policy indicates that Altra will work with its suppliers to ensure compliance with the Conflict Minerals Rule in furtherance of Altra’s ultimate goal that only “conflict free” materials and components are utilized in Altra’s products.

Applicability of the Conflict Minerals Rule to Our Company

Altra is a leading global designer, producer and marketer of a wide range of mechanical power transmission products serving customers in a diverse group of industries, including energy, general industrial, material handling, mining, transportation, and turf and garden. Altra’s product portfolio includes industrial clutches and brakes, enclosed gear drives, open gearing, belted drives, couplings, engineered bearing assemblies, linear components, gear motors, electronic drives, and other related products. A review of the products manufactured or contracted to be manufactured by Altra was completed in 2014 (covering the 2013 period). It was determined that Conflict Minerals could feasibly be found within or as part of certain of Altra’s product lines.

We believe that we are in most cases many levels removed from mines, smelters and refiners and have limited influence over the mines, smelters, refiners and many of the other vendors in our supply chain. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and to encourage conflict free sourcing in our supply chain.

Reasonable Country of Origin Information (RCOI)

In connection with the reasonable country of origin inquiry (“RCOI”) required by the Conflict Minerals Rule, Altra utilized the same process and procedures established for our due diligence. We designed our due diligence measures relating to Conflict Minerals to conform in all material respects with the Organization for Economic Co-operation and Development’s (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-risk Areas, an internationally recognized due diligence framework.

As a result of Altra’s RCOI and ongoing due diligence, Altra does not yet have sufficient information from its suppliers or other sources to (1) determine the country of origin of the Conflict Minerals used in some of our products or (2) identify the facilities used to process those Conflict Minerals.

Website Disclosure

As required by the Conflict Minerals Rule, the foregoing information and our Conflict Minerals Policy are publicly available in the “Corporate Governance” section of Altra’s website located at: http://ir.altramotion.com/governance.cfm. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is publicly available in the “Corporate Governance” section of Altra’s website located at: http://ir.altramotion.com/governance.cfm.

Section 2 – Exhibits.

Item 2.01. Exhibits.

The following exhibit is filed as part of this report:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTRA INDUSTRIAL MOTION CORP.

/s/ Glenn Deegan
Name:	Glenn Deegan
Title:	Vice President, Legal and Human Resources, General Counsel and Secretary

Date: June 2, 2014